Exhibit 2.1
EXECUTION VERSION
MEMBERSHIP INTEREST PURCHASE AGREEMENT
Dated as of April 12, 2011
By and Between
BIOMASS ENERGY HOLDINGS LLC
and
GCSEC HOLDINGS, LLC

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement (Membership Interests)
Exhibit B	Form of Seller Affiliate Assignment and Assumption Agreement
Exhibit C	EPC Term Sheet
Exhibit D	Form of Amended Operating Agreement
Exhibit E	Form of Secretary’s Certificate
Exhibit F	Form of Seller’s Opinion of Counsel
Exhibit G	Form of Reconveyance Assignment and Assumption Agreement
SCHEDULES

Schedule 2.5(a)	Project Budget
Schedule 4.6	Financial Information
Schedule 4.8(b)	Project Real Property Agreements and Reports
Schedule 4.8(d)	Managers and Officers
Schedule 4.9	Acquired Company Liabilities
Schedule 4.15	Permits and Consents
Schedule 4.17	Acquired Company Agreements
Schedule 4.18	Insurance
Schedule 4.19	Environmental Matters
Schedule 6.7	Seller Required Consents and Regulatory Approvals

MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (“Agreement”) is made and entered into this 12th day of April, 2011, by and between Biomass Energy Holdings LLC, a Delaware limited liability company (“Seller”), and GCSEC Holdings, LLC, a Delaware limited liability company (“Buyer”).
RECITALS
A. Seller owns, beneficially and of record, one hundred percent (100%) of the outstanding membership interests (“Membership Interests”) of Northwest Florida Renewable Energy Center LLC, a Delaware limited liability company (the “Acquired Company”);
B. The Acquired Company is engaged in the development of a nominal 55 MW biomass-fueled electric generating project located in Port St. Joe, Gulf County, Florida (the “Project”); and
C. Seller desires to sell to Buyer and Buyer desires to purchase from Seller the Membership Interests, all upon the terms and subject conditions set forth herein.
AGREEMENT
In consideration of the mutual premises and the covenants, conditions, representations and warranties herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
1.1 Certain Matters of Construction. Unless otherwise expressly provided or unless required by the context in which any term appears:
(a) a reference to an Article, Section, Exhibit or Schedule means an Article of, a Section in, or an Exhibit or Schedule to, this Agreement unless otherwise expressly stated;
(b) the titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement, which shall be considered as a whole;
(c) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation;”
(d) the singular shall include the plural and the plural shall include the singular;

(e) all references to a particular entity shall include a reference to such entity’s successors and permitted assigns but, if applicable, only if such successors and assigns are permitted by this Agreement;
(f) references to this Agreement shall include a reference to all schedules and exhibits hereto, as the same may be amended, modified, supplemented or replaced from time to time;
(g) references to any agreement, document or instrument shall mean a reference to such agreement, document or instrument as the same may be amended, modified, supplemented or replaced from time to time; and
(h) the word “or” will have the inclusive meaning represented by the phrase “and/or.”
1.2 Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:
“Acquired Company” has the meaning set forth in Recital A.
“Acquired Company Agreements” has the meaning set forth in Section 4.17(a).
“Act” means the Delaware Limited Liability Company Act, §18.101, et seq., as amended from time to time.
“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or otherwise cause the direction of the management and policies of such Person, whether by contract or otherwise.
“Amended Operating Agreement” means the Acquired Company’s amended and restated “limited liability company agreement,” as defined in the Act, substantially in the form of Exhibit E to be entered into among Buyer, Seller and certain Financing Parties or other equity investors in the Project.
“Assets” of any Person means all assets, properties, rights and interests of such Person of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person or that such Person has a contractual right to use.
“Books and Records” means the documents, data, correspondence and other business records of Seller and its Affiliates related to the Project that are or have been generated or obtained by Seller, its Affiliates or the Acquired Company for the Project or the organization or administration of the Acquired Company (including all minutes, resolutions and other similar records of the Acquired Company through the Closing Date), including any and all electronic mail sent by Glenn Farris from his email address, as well as emails sent by Keith McDermott,

Kenn Davis, or Peter Channin to third parties unrelated to the Seller relating to permitting of the Project, feedstock arrangements, the PPA, interconnection arrangements or federal and state agency interaction.
“Break Fee” has the meaning set forth in Section 2.5(b).
“Business Day” means a day other than a Saturday or Sunday on which banks are open for business in Gulf County, Florida.
“Buyer” has the meaning set forth in the preamble.
“Buyer Development Costs” means all cash advanced or expended for services rendered and all in-kind contributions made, in each case, by the Acquired Company, Buyer or any Affiliates of Buyer on and after the Closing Date in connection with the development, construction, ownership or financing of the Project, including amounts paid in accordance with the Project Budget.
“Buyer Indemnified Party” has the meaning set forth in Section 7.2.
“Buyer Third Party Claims” means any claim or demand in respect of which a Buyer Indemnified Party might seek indemnity under Section 7.2 that is asserted against or sought to be collected from such Buyer Indemnified Party by a Person other than Buyer, any of its Affiliates or any of their respective officers, members, managers, employees, agents, representatives, successors and assigns.
“Cash Consideration” has the meaning set forth in Section 2.2(a)(ii).
“Cash Flow Payments” has the meaning set forth in Section 2.3(b).
“Closing” has the meaning set forth in Section 3.1.
“Closing Date” has the meaning set forth in Section 3.1.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated or issued from time to time thereunder.
“Commercial Operation” has the meaning set forth in the PPA.
“Consent” means any consent, approval or authorization of, notice to, or designation, registration, declaration or filing with, any Person other than a Governmental Authority.
“Contract” means any agreement, lease license (other than a Governmental Approval), evidence of indebtedness, mortgage, indenture, security agreement or other contract relating to the Project or entered into by the Acquired Company or by which the Acquired Company or any of its Assets is bound.

“Direct Costs Reimbursement Amount” means the aggregate sum of the Seller Direct Costs.
“Distributable Cash” has the meaning set forth in the Amended Operating Agreement.
“Employee Benefit Plan” means any (i) “employee welfare benefit plan” as defined in Section 3(1) of ERISA, (ii) “employee pension benefit plan” as defined in Section 3(2) of ERISA, (iii) “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (iv) employment, consulting, severance, termination, change in control or similar contract, arrangement or policy and each plan, arrangement (written or oral), program, agreement or commitment providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, bonuses, commissions, retirement benefits, life, health, disability or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is maintained, sponsored, contributed to or required to be contributed to, as the case may be, by the Acquired Company or any ERISA Affiliate or under which the Acquired Company may incur any liability.
“Environmental Law” means all Laws that regulate or relate to (a) the protection or clean-up of the environment; (b) the Handling of Hazardous Substances; (c) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; and (d) the health and safety of persons or property, including, without limitation, protection of the health and safety of employees” means Environmental Laws shall include, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (Superfund), 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Clean Air Act of 1970, 42 U.S.C. § 7401 et seq., the Federal Water Pollution Control Act of 1977, 33 U.S.C. § 1251 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Toxic Substances and Control Act of 1976, 15 U.S.C. § 2601 et seq., the Emergency Planning & Community Right-To-Know Act of 1986, 42 U.S.C. § 11011 et seq., the Safe Drinking Water Act of 1974, 42 U.S.C. § 300f et seq., the Pollution Prevention Act of 1990, 42 U.S.C. 13101 et seq., the Hazardous Materials Transportation Act of 1975, 49 U.S.C. § 5101 et seq., the Occupational Health and Safety Act of 1970, 29 U.S.C. § 651 et seq., each as amended as of the date hereof.
“EPC Contract” has the meaning set forth in the EPC Term Sheet.
“EPC Contractor” has the meaning assigned to the term “Contractor” in the EPC Term Sheet.
“EPC Not to Exceed Price” has the meaning set forth in the EPC Term Sheet.
“EPC Term Sheet” has the meaning set forth in Section 3.3(a)(iii).

“Equity Consideration” has the meaning set forth in Section 2.2(b).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with, the Acquired Company as defined in Section 414(b), (c), (m) or (o) of the Code.
“Existing Consent” means each Consent related to the Project that has been obtained by or on behalf of the Acquired Company and listed on Part II of Schedule 4.15, and, for purposes of the representations made in Section 4.15.
“Existing Permits” means each Permit related to the Project that has been obtained by or on behalf of the Acquired Company and listed on Part II of Schedule 4.15, and, for purposes of the representations made in Section 5.3.
“Existing Permit Applications” means the applications or petitions that have been made or submitted to any Governmental Authority by or on behalf of the Acquired Company in order to obtain a Permit.
“Financial Close” means the date upon which the last of each of the following conditions has been satisfied: (a) financing agreements are executed and delivered by each Financing Party and all other parties thereto for the provision of funds sufficient to pay the costs associated with the engineering, construction and equipment supply of the Project, and all other costs related to the start-up of the Project; (b) the conditions precedent under such financing agreements have been satisfied or waived; and (c) funds to be provided under the financing agreements have been disbursed or are immediately available to the Acquired Company on terms and conditions satisfactory to Buyer and the Acquired Company.
“Financial Close Payment” has the meaning set forth in Section 2.3(a).
“Financial Statements” has the meaning set forth in Section 4.6.
“Financing Parties” means, collectively, a lender or syndicate of lenders or equity providers providing for the construction of the Project, but such term shall not include any Affiliate of Buyer providing such funds.
“GAAP” means generally accepted accounting principles in the United States, consistently applied throughout the specified period.
“Good Cause” means (i) the EPC Contract has not been executed and delivered on or before July 14, 2011 so long as the cause is not the failure of Buyer to (or to cause an Affiliate to) negotiate the EPC Contract in good faith as set forth in Section 6.1; (ii) Buyer reasonably believes that the funding required to achieve Financial Close will exceed the Project Budget; or (iii) the Project cannot be constructed for reasons beyond the control of Buyer or the

Acquired Company, including (A) the inability to obtain debt, equity, or tax equity financing sufficient to achieve a Financial Close on commercially reasonable terms and conditions in Buyer’s reasonable discretion; (B) failure of Acquired Company to receive a 1705 Department of Energy loan guarantee; (C) the inability to obtain any of the material permits for the Project; (D) the inability to acquire the Proposed Project Site; (E) inability of the Acquired Company to obtain long term feedstock agreements on commercially reasonable economical terms in Buyer’s reasonable discretion; (F) inability of the Acquired Company to obtain firm transmission/interconnection rights on commercially reasonable economical terms in Buyer’s reasonable discretion; or (G) an inability to meet the milestones in the PPA due to no fault of Buyer or the Acquired Company, in each case, so long as the cause of the inability to construct the Project is not the result of Buyer’s failure to use commercially reasonable efforts to pursue the development and construction of the Project. For purposes of demonstrating Good Cause pursuant to this definition, Buyer shall provide to Seller sufficiently detailed documentation that supports Buyer’s decision with respect to financing under clause (A), long-term feedstock agreements under clause (E), or firm transmission/interconnection rights under clause (F).
“Governmental Authority” means any federal, state, local or other governmental, regulatory or administrative agency, governmental commission, department, board, subdivision, court, tribunal or other governmental arbitrator, arbitral body or other authority, in each cash having legal jurisdiction over the matter or Person in question or the Project.
“Handling” means the production, use, treatment, storage, transportation, handling, generation, manufacture, processing, distribution, disposal, emission, discharge, Release or threatened Release.
“Hazardous Substances” means any dangerous, hazardous or toxic substance or constituent or pollutant or contaminant that, pursuant to any applicable Law, has been determined, or at any future time may be determined, to be hazardous, toxic or dangerous to human health or the environment, including but not limited to (i) any “hazardous substance” as now defined pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, as amended; (ii) any “pollutant or contaminant” as defined in 42 U.S.C. §9601(33); (iii) any material now defined as “hazardous waste” pursuant to 40 C.F.R. Part 261; (iv) any petroleum, including crude oil and any fraction thereof; (v) natural or synthetic gas usable for fuel; (vi) any “hazardous chemical” as defined pursuant to 29 C.F.R. Part 1910; (vii) any asbestos, polychlorinated biphenyl (“PCB”), radium, or isomer of dioxin, or any material or thing containing or composed of such substance or substances; or (viii) any material now defined as a “hazardous material” pursuant to 49 C.F.R. § 171.8.
“Indemnified Party” means either a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be.
“LIBO Rate” means the rate per annum determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars as set forth in the Wall Street Journal.

“License Agreement” means the agreement between the Acquired Company and Rentech, Inc., related the use of its technology in connection with the Project.
“Lien” means any lien, security interest, mortgage, option, lease, tenancy, occupancy, covenant, condition, easement, pledge, assessment, hypothecation, adverse claim, levy, charge, restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.
“Loan Proceeds” has the meaning set forth in Section 2.3(a).
“Losses” means (i) any actual and direct out-of-pocket fines, penalties, damages or liabilities incurred by the Person entitled to indemnification hereunder except to the extent indemnification is prohibited under applicable Law, and (b) any actual and direct out-of-pocket reasonable and documented costs and expenses, including reasonable and documented expenses of outside counsel incurred in connection with defending any claim which entitles such Person to be indemnified hereunder.
“Material Adverse Effect” means any change, effect, event or occurrence that is materially adverse to the business, Assets, properties, results of operation, or financial condition of the Acquired Company or the development of the Project; provided, however, that the following shall not, either individually or in combination, constitute a Material Adverse Effect under this definition: (i) any change relating to the United States or foreign economy or financial, credit or securities markets in general, (ii) any adverse change, effect, event or occurrence reasonably attributable to conditions affecting the biomass electric industry on an industry wide basis, (iii) any change in GAAP policies or procedures, (iv) any change in the Laws of general applicability or interpretations thereof by any Governmental Authority, or (v) any outbreak or escalation of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located.
“Membership Interests” has the meaning set forth in Recital A.
“Permits” means any waiver, exemption, variance, franchise, permit, approval, authorization, consent, ruling, certification, license or similar order of or from, or filing or registration with, or notice to, any Governmental Authority having jurisdiction over the Project.
“Permitted Encumbrances” means (i) Liens for Taxes and other governmental charges and assessments which are not yet delinquent, (ii) statutory Liens arising in the ordinary course of business securing payments not yet delinquent, and (iii) any conditions, obligations and liabilities arising under any Permit.
“Person” means any individual, partnership, joint venture, limited liability company, corporation, trust, association or unincorporated organization, or any Governmental Authority.
“PPA” means that certain Energy Purchase and Sale Agreement, dated as of November 25, 2009, the Acquired Company (as assignee) and Florida Power Corporation d/b/a Progress Energy Florida, Inc, as the same may be amended or modified from time to time.

“Proceeding” has the meaning set forth in Section 4.16.
“Project” has the meaning set forth in Recital B.
“Project Budget” has the meaning set forth in Section 2.5(a)(i).
“Proposed Project Site” shall mean that certain real property located in Port St. Joe, Gulf County, Florida and described in detail in the Title Report.
“Purchase Premium Amount” has the meaning set forth in Section 2.2(a)(ii).
“Purchase Price” has the meaning set forth in Section 2.2.
“Reconveyance Assignment and Assumption Agreement” has the meaning set forth in Section 2.5(a)(i).
“Reconveyance Date” has the meaning set forth in Section 2.5(a)(ii).
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment or the workplace of any Hazardous Substance, and otherwise as defined in any Environmental Law.
“Rentech Scope Amounts” has the meaning set forth in the EPC Term Sheet.
“Seller” has the meaning set forth in the preamble.
“Seller Affiliate Assignment and Assumption Agreement” has the meaning ser forth in Section 3.3(a)(ii).
“Seller Direct Costs” has the meaning set forth in Section 4.6.
“Seller Financial Close” means the date following the Reconveyance Date upon which the last of each of the following conditions has been satisfied: (a) financing agreements are executed and delivered by any financing parties and all other parties thereto for the provision of funds sufficient to pay the costs associated with the engineering, construction and equipment supply of the Project, and all other costs related to the start-up of the Project; (b) the conditions precedent under such financing agreements have been satisfied or waived; and (c) funds to be provided under the financing agreements have been disbursed or are immediately available to the Acquired Company on terms and conditions satisfactory to Seller and the Acquired Company.
“Seller Indemnified Party” has the meaning set forth in Section 7.3.
“Seller Third Party Claims” means any claim or demand in respect of which a Seller Indemnified Party might seek indemnity under Section 7.3 that is asserted against or sought to be collected from such Seller Indemnified Party by a Person other than Seller, any of its Affiliates or any of their respective officers, members, managers, employees, agents, representatives, successors and assigns.

“Taxes” has the meaning set forth in Section 4.10(a).
“Tax Returns” has the meaning set forth in Section 4.10(a).
“Title Report” has the meaning set forth in Section 3.2(a)(v).
“Transaction Documents” has the meaning set forth in Section 4.2.
ARTICLE 2
PURCHASE AND SALE
2.1 Sale and Purchase of Membership Interests. Subject to the terms and conditions of this Agreement, on the Closing Date Seller agrees to sell, transfer, grant, bargain, convey and deliver to Buyer free and clear of all Liens, and Buyer agrees to purchase from Seller, all right, title and interest of Seller in and to the Membership Interests.
2.2 Purchase Price. In consideration of the transaction described in Section 2.1 and subject to the conditions set forth in Section 2.3 Seller shall be entitled to receive from the Acquired Company consideration in the form of new membership interests in the Acquired Company (the “Purchase Price”) with the following attributes:
(a) Cash Consideration.
(i) Reimbursement of Seller Development Costs. Seller shall receive a new class of membership interests in the Acquired Company that will entitle Seller to receive cash distributions from the Acquired Company, in the manner and subject to the conditions set forth in Section 2.3, the Direct Costs Reimbursement Amount in the aggregate sum of Four Million Four Hundred Sixty-Six Thousand Two Hundred Fifty-Seven Dollars and 92/100 ($4,466,257.92).
(ii) Purchase Premium. Seller shall receive a new class of membership interests in the Acquired Company that will entitle Seller to receive cash distributions from the Acquired Company, in the manner and subject to the conditions set forth in Section 2.3, an aggregate sum of Four Hundred Forty-Six Thousand Six Hundred Twenty-Five Dollars and 79/100 ($446,625.79) (the “Purchase Premium Amount” and, together with the Direct Costs Reimbursement Amount, the “Cash Consideration”).
(b) Equity Consideration. A new class of membership interest in the Acquired Company, with the rights and interests allocated to Seller in the manner set forth in Amended Operating Agreement, based on the amount of One Million Eighty-Seven Thousand One Hundred Sixteen Dollars and 29/100 ($1,087,116.29) (the “Equity Consideration”).

Buyer agrees to cause the operating agreement of the Acquired Company to be amended and restated substantially in the form of Exhibit D attached hereto on or before the occurrence of Financial Close.
2.3 Distributions of Cash Consideration. Subject to the adjustments set forth in Section 2.4, the Amended Operating Agreement described in Section 2.2 will provide that distributions of Cash Consideration will be made by the Acquired Company to Seller in the manner set forth in this Section 2.3:
(a) Subject to the availability of cash for distribution from the proceeds of any construction financing obtained pursuant to Section 6.3 (“Loan Proceeds”), thirty percent (30%) of the Cash Consideration shall be distributable by the Acquired Company to Seller simultaneously with the occurrence of Financial Close (the “Financial Close Payment”). If sufficient funds are not available from the Loan Proceeds to pay the Financial Close Payment at Financial Close, any unpaid Financial Close Payment shall be added to the Cash Flow Payments and shall be distributed to Seller in accordance with Section 2.3(b).
(b) Seventy percent (70%) of the Cash Consideration (the “Cash Flow Payments”), together with any unpaid Financial Close Payment, shall be distributable by the Acquired Company to Seller from Distributable Cash following Commercial Operation of the Project. The unpaid balance of the Cash Flow Payments shall be increased by an amount equivalent to interest thereon from the date of Financial Close until distributed at a rate per annum equal to the LIBO Rate.
2.4 Adjustments to Purchase Price. The Purchase Price shall be subject to adjustment as follows:
(a) EPC Price Adjustment. If the fixed lump sum price in the EPC Contract, exclusive of the Rentech Scope Amounts, is greater than the EPC Not to Exceed Price, the Cash Consideration shall be reduced by an amount equal to the amount that such fixed lump sum price, exclusive of the Rentech Scope Amounts, exceeds the EPC Not to Exceed Price. Notwithstanding the foregoing, the Cash Consideration shall not be adjusted if the lump sum fixed price in the EPC Contract, exclusive of the Rentech Scope Amounts, is less than the EPC Not to Exceed Price.
(b) Development Costs Adjustments. If, as a condition to the approval of any debt obligation of the Acquired Company or any equity investment in the Acquired Company, any Financing Party requires Buyer or the Acquired Company to either (i) reduce the amount of the Buyer Development Costs that Buyer can be reimbursed for through cash distributions from Distributable Cash, or (ii) reduce Buyer’s equity interest in the Acquired Company, the Cash Consideration shall be reduced on a pro rata basis with the Buyer Development Costs.
(c) Non-Affiliated EPC Contract. If, pursuant to Section 6.1, Buyer elects to enter into an engineering, procurement and construction contract with an independent third party contractor as a result of Buyer’s inability to reach an agreement for a lump sum fixed price EPC Contract with the EPC Contractor, the Purchase Price shall be reduced by the amount that the lump sum fixed price under such construction contract, exclusive of the Rentech Scope Amounts, exceeds the EPC Not to Exceed Price and at Buyer’s option, the Equity Consideration shall be converted to Cash Consideration payable as set forth in Section 2.3.
Buyer’s right to adjust the Purchase Price pursuant to this Section 2.4 is non-exclusive and does not affect any other rights that Buyer may have under the terms of this Agreement.
2.5 Reconveyance; Break Fee.
(a) Reconveyance.
(i) During the period between the Closing Date and the earlier of (A) Financial Close or (B) September 30, 2011 (as such date may be adjusted pursuant to Section 2.5(c)), if Buyer fails to fund the Buyer Development Costs in accordance with the budget set forth in Schedule 2.5(a) (the “Project Budget”) and Buyer fails to cure such failure within five (5) days following receipt by Buyer of written notice from Seller of such failure, Buyer shall, at the option of Seller, reconvey or cause to be reconveyed to Seller, without recourse other than with respect to a breach by Buyer of the representations and warranties provided in the Reconveyance Assignment and Assumption Agreement, all of the Membership Interests, Books and Records, Assets and development rights related to the Project held directly by the Buyer. As consideration for the reconveyance of the Membership Interests, Books and Records, Assets and development rights related to the Project, Seller shall pay to Buyer an amount equal to One Dollar ($1.00). Such reconveyance shall be effectuated through the execution and delivery of an assignment and assumption (the “Reconveyance Assignment and Assumption Agreement”) in the form of Exhibit G. Buyer’s ability to adequately fund the development activities identified in the Project Budget at a cost lower than the budgeted amount shall not be deemed a failure to fund the Buyer Development Costs for purposes of subsections (a) and (b) of this Section 2.5. In addition, an adjustment of the funding schedule by Buyer as set forth in Section 6.3 shall not be deemed a failure to fund the Buyer Development Costs for purposes of subsections (a) and (b) of this Section 2.5. Notwithstanding anything contained herein to the contrary, the Assets and development rights of the Project shall not include the right to acquire any interests in the technology provided by Buyer or any of its Affiliates except as otherwise set forth in the License Agreement.
(ii) Seller must provide Buyer written notice of the exercise of the right of reconveyance within ten (10) days of the date that Buyer fails to cure its default with respect to funding of the Buyer Development Costs. Such notice shall include the date that Seller would like to effectuate the reconveyance (the “Reconveyance Date”) of the Membership Interests, Books and Records, Assets

and development rights related to the Project; provided, however, that the Reconveyance Date shall not be later than ten (10) days following the date on which Buyer received notice from Seller of Seller’s exercise of the right of reconveyance pursuant to Section 2.5(a)(i). If Buyer disagrees that an event has occurred giving rise to the exercise by Seller of the reconveyance right, Buyer shall provide a written notice of dispute to Seller within five (5) days of Buyer’s receipt of the written notice of reconveyance pursuant to this Section 2.5(a)(ii). Such written notice of dispute shall set forth in reasonable detail the basis for Buyer’s dispute. Any continued dispute with respect to the exercise of the reconveyance right shall be resolved in accordance with Section 8.10. The Reconveyance Date shall be extended as necessary to allow the parties to resolve the dispute in accordance with such procedures.
(iii) On the Reconveyance Date and at all times thereafter, Buyer shall have no further obligation to pay Buyer Development Costs that have not yet been paid, to pay, or cause to be paid, any unpaid installments of the Purchase Price or to perform any further obligations under this Agreement or the Amended Operating Agreement.
(iv) If, during period beginning on the Reconveyance Date and ending on the five year anniversary of the Reconveyance Date, Seller (or any Affiliate of Seller acquiring any of the Membership Interests, Books and Records, Assets or development rights relating to the Project directly or indirectly from Seller) either (A) obtains any third party debt or equity financing for funds sufficient to construct and commence operation of the Project, or (B) disposes of any or all of the Membership Interests, Books and Records, Assets or development rights relating to the Project to any Person or Persons other than an Affiliate of Seller, Buyer shall be entitled to be reimbursed for any Buyer Development Costs and any Break Fee paid by Buyer to Seller from any and all such financings or dispositions, with such reimbursement to be made not less than five (5) Business Days following receipt by Seller of any such net proceeds. If Seller (or any Affiliate of Seller) completes development and commences operation of the Project, Buyer shall be entitled to reimbursement of any Buyer Development Costs and any Break Fee paid by Buyer to Seller on terms substantially similar to the terms for payment of the Cash Flow Payments as set forth in Section 2.3(b).
(v) In addition to the rights sets forth in Section 2.5(a)(iv), upon the date that Seller achieves Seller Financial Close in connection with the Project, Buyer shall be issued a class of membership interests with rights, privileges and benefits substantially similar to the rights, privileges and benefits of the membership interest that would have been issued to Seller pursuant to Section 2.2(b) had Buyer achieved Financial Close. The percentage interest that the additional class of membership interest shall represent in the economic benefits of the Acquired Company shall be determined as follows: (a) if Seller Financial Close occurs within six (6) months of the Reconveyance Date, the additional membership interest to be issued shall be based on a value equal to twenty percent

(20%) of the Buyer Development Costs; (b) if Seller Financial Close occurs during the period that is six (6) months after but less than one (1) year after the Reconveyance Date, the additional membership interest to be issued shall be based on a value equal to fifteen percent (15%) of the Buyer Development Costs; or (c) if Seller Financial Close occurs during the period that is one (1) year after but less than five (5) years after the Reconveyance Date, the additional membership interest to be issued shall be based on a value equal to ten percent (10%) of the Buyer Development Costs. The number of units representing such additional class of membership interests of the Acquired Company and the percentage interest held by Buyer of such additional class of membership interests based on the value determined pursuant to the preceding sentence shall be calculated in accordance with the Amended Operating Agreement.
(vi) Seller’s option to cause Buyer to reconvey the Membership Interests, Books and Records, Assets or development rights relating to the Project pursuant to this Section 2.5(a), shall terminate on the earlier of Financial Close or September 30, 2011 (as such date may be adjusted pursuant to Section 2.5(c)).
(b) Break Fee. During the period between the Closing Date and the earlier of (A) Financial Close or (B) September 30, 2011 (as such date may be adjusted pursuant to Section 2.5(c)), if Buyer fails to fund the Buyer Development Costs in accordance with the Project Budget, and Buyer fails to cure such failure following written notice from Seller to Buyer as set forth in Section 2.5(a)(i), Seller shall be entitled to a break fee in the amount of One Million Dollars ($1,000,000) (the “Break Fee”) unless the failure by Buyer to fund the Buyer Development Costs is the result of Good Cause. Seller shall provide written notice to Buyer of its entitlement to receive payment of the Break Fee within ten (10) days of the date that Seller fails to cure its default with respect to funding of the Buyer Development Costs. If Buyer has failed to fund the Buyer Development Costs as a result of Good Cause, Buyer shall provide a written notice of dispute to Seller within twenty (20) days of Buyer’s receipt of the written request from Seller for payment of the Break Fee. Such written notice of dispute shall set forth in reasonable detail the Good Cause basis for Buyer’s failure to fund the Buyer Development Costs. Any continued dispute with respect to the Break Fee shall be resolved in accordance with Section 8.10. Notwithstanding any other provisions of this Agreement to the contrary, regardless of whether Seller has exercised its right of reconveyance as set forth in Section 2.5(a), upon payment of the Break Fee by Buyer to Seller, Buyer shall have no further obligation to pay Buyer Development Costs that have not yet been paid, to pay, or cause to be paid, any unpaid installments of the Purchase Price or to perform any further obligations under this Agreement or the Amended Operating Agreement. Seller’s right to the Break Fee pursuant to this Section 2.5(b), shall terminate on the earlier of Financial Close or September 30, 2011 (as such date may be adjusted pursuant to Section 2.5(c)).
(c) If Buyer extends the timeline for funding the Buyer Development Costs as set forth in Section 6.3, the September 30, 2011 deadline for exercise by Seller of the reconveyance right pursuant to Section 2.5(a) or with respect the Break Fee pursuant to

Section 2.5(b), shall be extended to match the date set forth in the revised Project Budget by which Buyer anticipates complete funding of the Buyer Development Costs.
ARTICLE 3
CLOSING
3.1 Closing. The consummation of the purchase and sale of Seller’s right, title and interest in and to the Membership Interests provided for in this Agreement (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement by the parties hereto (the “Closing Date”). The Closing shall be by an electronic exchange (i.e., facsimile or electronic mail) of signatures to executed Transaction Documents and Closing deliverables with a subsequent delivery between Buyer and Seller of original executed Transaction Documents and Closing deliveries the following Business Day via FedEx or other nationally recognized overnight courier.
3.2 Closing Conditions.
(a) Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transaction hereunder shall be subject to the fulfillment on or before the Closing Date of all of the following conditions, any or all of which may be waived by Buyer in its sole discretion:
(i) Seller shall have delivered to Buyer all of the items required to be delivered to Buyer pursuant to the terms of this Agreement.
(ii) Seller shall have performed and observed, in all material respects, all covenants and agreements of this Agreement to be performed and observed by Seller on or before the Closing Date.
(iii) All representations and warranties of Seller contained in this Agreement shall be true and correct in each case on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect (except in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such date).
(iv) No preliminary or permanent injunction or other order, decree, or ruling issued by any Governmental Authority, and no statute, rule, regulation, or executive order promulgated or enacted by any Governmental Authority, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation of the transaction contemplated hereby shall be in effect nor shall there be pending any action or proceeding by or before any Governmental Authority challenging the lawfulness of or seeking to prevent any of the transactions contemplated by this

Agreement or the Transaction Documents or seeking monetary or other relief by reason of the consummation of any of such transactions.
(v) Buyer shall have obtained a preliminary title report with respect to the Proposed Project Site in form and substance reasonably acceptable to Buyer (the “Title Report”).
(vi) The consents and approvals described in Schedule 6.7 shall have been obtained by Seller and shall be in full force and effect.
(b) Conditions Precedent to Obligation of Seller. The obligation of Seller to consummate the transaction hereunder shall be subject to the fulfillment on or before the Closing Date of all of the following conditions, any or all of which may be waived by Seller in its sole discretion:
(i) Buyer shall have delivered to Seller all of the items required to be delivered to Seller pursuant to the terms of this Agreement.
(ii) Buyer shall have performed and observed, in all material respects, all covenants and agreements of this Agreement to be performed and observed by Buyer as of the date of Closing.
(iii) All representations and warranties of Buyer contained in this Agreement shall be true and correct, except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a materially adverse effect on Buyer’s ability to perform its obligations hereunder.
(iv) No preliminary or permanent injunction or other order, decree, or ruling issued by a Governmental Authority, and no statute, rule, regulation, or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation of the transaction contemplated hereby shall be in effect nor shall there be pending any action or proceeding by or before any Governmental Authority challenging the lawfulness of or seeking to prevent any of the transactions contemplated by this Agreement or the Amended Operating Agreement or seeking monetary or other relief by reason of the consummation of any of such transactions.
(v) Seller shall have assigned, transferred or otherwise conveyed all Project assets and agreements related to the Project including, without limitation, all Acquired Company Agreements, Existing Consents, Existing Permits, and Existing Permit Applications (to the extent assignable by applicable law) to Acquired Company.
3.3 Closing Deliveries.

(a) Deliveries by Seller. At the Closing, Seller will deliver (or will cause to be delivered) to Buyer the items described below:
(i) a copy of the Assignment and Assumption Agreement (Membership Interests) substantially in the form attached hereto as Exhibit A (the “Assignment”) executed by Seller conveying to Buyer all right, title and interest in and to the Membership Interests, free and clear of all Liens;
(ii) a copy of an assignment and assumption agreement (the “Seller Affiliate Assignment and Assumption Agreement”) entered into by and between the Acquired Company and Seller or any Affiliate of Seller that as of the Closing Date is a party to an Acquired Company Agreement or that holds any other Assets or Books and Records related to the Project, as assignors, and the Acquired Company, as assignee, each substantially in the form of Exhibit B, pursuant to which all of the rights, title and interests of the assignors under any of such Acquired Company Agreements or other Assets or Books and Records related to the Project, have been assigned to and assumed by the Company.
(iii) a copy of an executed binding term sheet with respect to the engineering procurement and construction of the Project, in the form of Exhibit C (the “EPC Term Sheet”);
(iv) receipt of written notice from the Department of Energy that the Acquired Company and/or the Project have been selected to continue to the full due diligence phase of the application process for a Section 1705 Department of Energy loan guaranty;
(v) true, correct and complete copies of the Acquired Company Agreements and copies of the Existing Consents, the Existing Permits, the Existing Permit Applications, the Seller Required Consents and Approvals, the Books and Records (other than the electronic mail to be delivered pursuant to Section 6.8 and the supporting documentation to be delivered pursuant to Section 6.9) and the Reports;
(vi) receipt of (A) Uniform Commercial Code search reports dated not less than five (5) Business Days prior to the Closing Date for all offices in which Uniform Commercial Code financing statements would be filed with respect to the Membership Interests and the Assets and properties of the Acquired Company, and (B) judgment and tax lien searches in appropriate jurisdictions for Seller and the Acquired Company, and each instance such search reports shall not reveal any existing Lien on the Membership Interests or the Assets or properties of the Acquired Company that will not be released at or before Closing other than Permitted Encumbrances, and any such Lien (other than Permitted Encumbrances) shall have been released at Closing;

(vii) receipt of an opinion of counsel to Seller and the Acquired Company, dated the Closing Date, substantially in the form of Exhibit F;
(viii) a certificate of the secretary (or other authorized officer or representative) of Seller and the Acquired Company, each substantially in the form of Exhibit E;
(ix) the signed resignations of the officers and managers of the Acquired Company; and
(x) such other documents or instruments as Buyer reasonably requests to effect the transactions contemplated hereby.
(b) Deliveries by Buyer. At the Closing, Buyer will deliver to Seller a copy of the Assignment executed by Buyer whereby Buyer accepts the assignment of the Membership Interests.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer that:
4.1 Organization and Good Standing. Each of Seller and the Acquired Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, having full power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate its Assets and perform its obligations under its contracts. The Acquired Company is authorized to transact business as a foreign company in the State of Florida and each of Seller and the Acquired Company is in good standing in every jurisdiction in which the character of the properties owned by it or in which the conduct of its business requires it to qualify to do business. The Acquired Company is qualified to do business as a foreign company in any jurisdiction with respect to which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect.
4.2 Authority and Binding Effect. Seller has the full power, authority and capacity to execute, deliver and perform this Agreement, the Amended Operating Agreement and all of the other agreements, documents, instruments and certificates executed and delivered in connection with the consummation of the transactions contemplated in this Agreement (collectively, the “Transaction Documents”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the related Transaction Documents to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action and no other limited liability company proceedings on the part of Seller are necessary to authorize the execution and delivery of this Agreement and the Transaction Documents to which Seller is a party or the consummation of the transactions contemplated hereby and thereby. This Agreement and each of the Transaction Documents to which Seller is a party have been (or, in the case of the Transaction Documents to be delivered as of the Closing, will have been as of the Closing) duly executed and delivered by Seller and constitute (or, in the case of the Transaction Documents to be delivered as of the Closing, will constitute as of the Closing) the legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).
4.3 No Conflict.
(a) None of the execution, delivery or performance by Seller of this Agreement or the Transaction Documents to which Seller is a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly:
(i) contravene, conflict with or result (with or without notice or lapse of time) in the violation or breach of: (A) any of the provisions of the governing documents of Seller or the Acquired Company; (B) any federal, state or local law, statute, ordinance, rule, treaty or decision or any judgment, order or decree of any court, arbitrator or any other Governmental Authority (“Law”) to which Seller or the Acquired Company may reasonably be subject, in each case that would reasonably be expected to have a Material Adverse Effect; (C) any of the terms or requirements of, or give any third party the right (with or without notice or lapse of time) to revoke, withdraw, suspend, cancel, terminate or modify, any Permit to which Acquired Company is subject (including in respect of the Project) or, primarily in respect of the Project, to which Seller is subject; or (D) any of the provisions of, or give any third party the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate any obligation under or cancel, terminate or modify, any written or oral contract, agreement or other obligation (1) to which Acquired Company is a party, under which Acquired Company has any rights or by which Acquired Company, or any of the assets owned or used by Acquired Company, including the Project, may be bound or (2) primarily with respect to the Project, to which Seller is a party, under which Seller has any rights or by which Seller, or any of the Project-related assets owned or used by Seller, may be bound;
(ii) result (with or without notice or lapse of time) in the imposition or creation of any Lien upon or with respect to any of the Membership Interests or Assets or properties of the Acquired Company (including the Project) or Seller (primarily with respect to the Project);
(iii) except as shall have already been obtained, require any authorization, consent, approval, exemption or other action by or notice or declaration (A) to, or filing with, any Governmental Authority or (B) under the provisions of (1) the governing documents of Seller or Acquired Company or (2) any agreement, contract or instrument to which Acquired Company or any of the Assets owned or used by Acquired Company, including the Project, is bound or, primarily with respect to the Project, to which Seller is bound.
4.4 Capitalization; Subsidiaries. Seller owns, beneficially and of record, the Membership Interests. The Membership Interests represent all of the issued and outstanding ownership interests of the Acquired Company. All of the Membership Interests are validly issued, fully paid and nonassessable. The Membership Interests are owned and at Closing will be transferred to Buyer hereunder free and clear of all Liens so at Closing Buyer owns all issued and outstanding membership interest of the Acquired Company free and clear of all Liens. There are no issued and outstanding options, warrants, rights, securities, debt, derivative instruments, contracts, commitments, understandings or arrangements by which the Acquired Company is bound to issue any additional membership interests in the Acquired Company or options, warrants or other rights to purchase or otherwise acquire membership interests in the Acquired Company. The Acquired Company does not have any subsidiaries and the Acquired Company does not own or control, directly or indirectly, any equity interest, ownership interest, joint venture interest, equity participation or other security or interest nor does it have any investment in any company or association.
4.5 Sole Business. The Acquired Company was formed for the sole purpose of owning, developing and operating the Project and the Acquired Company has not conducted any other business or activity other than the development, ownership and operation of the Project.
4.6 Financial Information. Financial activities regarding the Project have been conducted by the Acquired Company or by Seller or its Affiliates on behalf of the Acquired Company. Part I of Schedule 4.6 sets forth a list of all bank accounts opened or maintained in the name of the Acquired Company, including the bank name and type of account. Except as set forth on Part II of Schedule 4.6, the Books and Records of Seller or its Affiliates related to the financial activities of the Acquired Company have been maintained on an accrual basis. Books and Records of Seller or its Affiliates related to the financial activities of the Acquired Company through February 28, 2011 have been provided or made available to Buyer. Part III of Schedule 4.6 sets forth a true and complete schedule of all amounts paid or incurred by Seller or its Affiliates on behalf of the Acquired Company prior to the Closing Date in connection with the development and ownership of the Project (“Seller Direct Costs”). Part IV of Schedule 4.6 sets forth all unpaid monetary obligations incurred by Seller or its Affiliates prior to the Closing Date in connection with the development or ownership of the Project. The Acquired Company has not declared, paid or made any distributions to its members. Seller has delivered to Buyer unaudited, financial statements for the Acquired Company for the period ending February 28, 2011 (the “Financial Statements”), and no material changes have occurred since such date.
4.7 Books and Records. Seller has delivered to Buyer true, correct and complete copies of all Books and Records in the possession of Seller or any of its Affiliates (other than the electronic mail which shall be delivered to Buyer in accordance with Section 6.8 and the supporting documentation related to Seller’s Direct Costs which shall be delivered to Buyer in accordance with Section 6.9) and such Books and Records have been maintained in accordance with sound business practices.

4.8 Ownership of Assets; Project.
(a) The Acquired Company has good, valid, marketable and indefeasible title to all of its Assets free and clear of all Liens (other than Permitted Encumbrances). All of the Assets of the Acquired Company are in its possession and control.
(b) Except as set forth on Part I of Schedule 4.8(b), Seller does not own and has not optioned, leased or licensed any real property in connection with the development of the Project (the “Project Real Property Agreements”). No such option, lease or license is currently in force or effect. Seller has provided to Buyer complete and correct copies of the surveys and reports of any engineers or other consultants or any third party listed on Part II of Schedule 4.8(b), in each case in the possession or control of Seller, its Affiliates or the Acquired Company with respect to the Proposed Project Site.
(c) Seller and each of its Affiliates have assigned to the Acquired Company all Assets and properties obtained or developed primarily for the development of the Project and Seller and each of its Affiliates have assigned to the Acquired Company all right, title and interest therein, including any intellectual property, free and clear of all Liens.
(d) Except as set forth on Schedule 4.8(d), the Acquired Company has no managers or officers appointed, whether by the member thereof or otherwise.
4.9 No Liabilities. Except as set forth on Schedule 4.9, the Acquired Company has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) other than (i) the liabilities or obligations disclosed or provided for in the Financial Statements and (ii) liabilities or obligations that are not, or would not reasonably be expected to be, greater than $10,000 individually or $25,000 in the aggregate.
4.10 Taxes.
(a) The Acquired Company has not filed nor caused to be filed any tax returns, reports, statements, declarations, schedules or notices (collectively, “Tax Returns”). The Acquired Company has paid, or made provision for the payment of, all federal, state and local income, profits, franchise, sales, use, occupation, property, excise, employment and other taxes (including interest, penalties and withholdings of tax) of any kind, and all assessments, tariffs, duties and fees and liability under the escheat or unclaimed property laws of any state (collectively, “Taxes”) that have become due on or prior to the Closing Date.
(b) Neither Seller nor the Acquired Company has received any written notice of any proposed Tax assessment against the Acquired Company nor is there any valid basis for the same. All Taxes that the Acquired Company is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority or other party.

(c) There are no Liens for Taxes on any of the Assets of the Acquired Company. The Acquired Company has no withholding obligation or liability under any Law related to Taxes.
4.11 No Material Change. In the twelve (12) month period prior to the Closing Date, there has been no Material Adverse Effect and no event has occurred or circumstance exists that may result in such a Material Adverse Effect.
4.12 Pre-Closing Restrictions. During the period between February 17, 2011 and the Closing Date, Seller has not permitted the Acquired Company to:
(a) amend its charter or operating agreement or other governing instruments;
(b) (i) issue, sell, or deliver or allow the transfer any Membership Interests or any other equity equivalents or any subscriptions, options, warrants or other rights in respect of the foregoing; or (ii) amend any of the terms of the Membership Interests outstanding as of the date hereof;
(c) (i) split, combine, or reclassify any Membership Interests; (ii) declare, set aside or pay any dividend or other distribution (whether in stock or property or any combination thereof) in respect of outstanding equity; (iii) repurchase, redeem, or otherwise acquire any of its Membership Interests; or (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or any other reorganization of the Acquired Company;
(d) (i) create, incur, guarantee, or assume any indebtedness for borrowed money for itself or any other Person or otherwise become liable or responsible for the obligations of any other Person; (ii) make any loans, advances, or capital contributions to, or investments in, any other Person; or (iii) mortgage or pledge any of its material assets, tangible or intangible, or create any Lien thereupon other than Permitted Encumbrances;
(e) acquire, sell, lease, transfer, or otherwise dispose of, directly or indirectly, any Assets outside the ordinary course of business consistent with past practice;
(f) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership, or other business organization or division thereof or form any subsidiary;
(g) terminate (other than in accordance with its terms), amend, modify, or change in any material respect, or settle any material dispute in respect of, any Acquired Company Agreements, or enter into any contract that would be a material contract if in effect on the date hereof or to take any action or omit to take any action that would constitute a material breach of any Acquired Company Agreement;
(g) (i) make or change or revoke any material tax election or tax accounting method or settle or compromise any tax liability, file any amended tax return or extend or waive the application of any statute of limitations regarding the assessment or collection of any tax, (ii) change its fiscal year, or (iii) fail to pay any taxes as such taxes become due and payable;
(h) change in any material respect any of the accounting principles or practices used by it, except for any change required by reason of a concurrent change in GAAP;
(i) make any capital expenditures;
(j) correspond with the Department of Energy regarding the 1705 Department of Energy loan guarantee without Buyer’s prior written consent and participation; or
(k) materially alter the amount or type of coverage insuring the Acquired Company or its Assets.
4.13 Employees; Benefit Plans; ERISA. The Acquired Company does not currently have, nor has it ever had, any employees. Neither the Acquired Company nor any ERISA Affiliate of the Company has established or currently maintains an Employee Benefit Plan covering the Acquired Company, nor has any such Employee Benefit Plan ever been maintained. The Acquired Company does not currently have an obligation, contractual or otherwise, to contribute to any Employee Benefit Plan.
4.14 Compliance with Law.
(a) Each of Seller and the Acquired Company is, and at all times since its formation or during the five (5) years prior to the Closing Date (whichever is shorter) has been, in compliance with all Laws in all material respects that were or are applicable to it or to the conduct of its business or ownership of its Assets, including the Project. Neither Seller nor the Acquired Company has received, at any time since the shorter of the period since its formation or the five (5) year period prior to the Closing Date, any written notice or other written communication from any Governmental Authority or any other party regarding, and Seller does not have any reason to believe that there exists, any actual, alleged, possible or potential violation of, or failure to comply with, any Law in any material respect that were or are applicable to Seller or the Acquired Company or to the conduct of its business or ownership of its Assets, including the Project.
(b) Neither Seller nor the Acquired Company or, to the knowledge of Seller, any of their respective officers, managers, employees, members, fiduciaries, representatives, agents or Affiliates or any third party acting on behalf of or for the benefit of Seller or the Acquired Company has (i) used any funds for unlawful contributions, payments, gifts or entertainment, (ii) made unlawful expenditures relating to political activity to government officials or others, (iii) established or maintained any unlawful or unrecorded funds, or (iv) agreed in writing or, to the knowledge of Seller and the Acquired Company, orally to do any of the foregoing.

4.15 Permits and Consents.
(a) Part I of Schedule 4.15 describes all Permits and Consents, respectively, including Existing Permits and Existing Consents, which Seller determined were necessary for Seller and the Acquired Company to obtain for the development, construction and operation of the Project.
(b) Part II of Schedule 4.15 describes all Existing Permits and Existing Consents. Except as set forth in Part III of Schedule 4.15, each Existing Permit and Existing Consent has been issued, is in full force and effect, and any fixed period for appeal or review of the issuance thereof has elapsed. Except as set forth in Part III of Schedule 4.15, no Existing Permit or Existing Consent is subject to any pending suit, action, investigation, proceeding or appeal (whether judicial, administrative or otherwise) and no such suit, action, investigation, proceeding or appeal is threatened.
(c) Neither nor the Acquired Company has (i) received any notice of violation or other notification from any Governmental Authority or from any other Person, alleging that it has committed any act, or failed to act, in any manner or under any circumstances which could result in the revocation, modification or suspension of any Existing Permit or Existing Consent or in any other enforcement action, or (ii) failed to make any governmental filings required to be made by law, statute, regulation or written notice from a Governmental Authority prior to the date of this Agreement or the Closing Date, as applicable, with respect any Existing Consents, Existing Permits or Existing Permit Applications.
4.16 Legal Proceedings.
(a) There are no charges, complaints, demands, lawsuits, actions, arbitrations, hearings, orders, judgments, settlements, decrees or other proceedings or investigations (each, a “Proceeding”):
(i) that have been commenced by or against Seller or the Acquired Company or that otherwise would reasonably be expected to materially relate to or affect Seller or the Acquired Company, its business or any of its Assets or properties, including the development, ownership and operation of the Project;
(ii) that would reasonably be expected to have the effect of challenging, preventing, delaying, making illegal, or otherwise interfering with, the transactions contemplated by this Agreement and the Amended Operating Agreement or the development, ownership and operation of the Project; or
(iii) to which Seller or the Acquired Company, its business or any of its Assets or properties, including the Project, is otherwise subject.
(b) To the knowledge of Seller, (i) no Proceeding has been threatened, and (ii) no event has occurred or circumstance exists that would reasonably be expected to serve as a valid basis for the commencement of any Proceeding described above.

4.17 Contracts, Leases, Agreements and Other Commitments.
(a) Schedule 4.17 contains a complete and accurate list of all written, oral or implied contracts, agreements, leases, powers of attorney, guarantees, sureties arrangements or other commitments to which Seller (primarily with respect to the Project) or the Acquired Company is subject or to which any of such party’s properties or assets, including the Project (or, as to Seller, primarily relating to the Project), is otherwise bound, except for the policies listed on Schedule 4.18 (all items listed or referenced on Schedule 4.17 and Schedule 4.18 are hereinafter referred to as the “Acquired Company Agreements”).
(b) All of the Acquired Company Agreements are in full force and effect and are valid, binding and enforceable against the respective parties thereto in accordance with their respective terms subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding at equity or at law), and except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to creditors’ rights. Each of Seller and the Acquired Company (as applicable) and, to the knowledge of Seller, all other parties to all of the Acquired Company Agreements have performed all material obligations required to be performed to date under the Acquired Company Agreements and none of Seller nor the Acquired Company (as applicable) nor, to the knowledge of Seller and the Acquired Company, any such other party is in default or in arrears under the terms thereof. No condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default thereunder by Seller or the Acquired Company or, to the knowledge of Seller and Acquired Company, by any other party thereto. Neither Seller nor the Acquired Company has knowledge of any intention by any counterparty to terminate, repudiate or amend any Acquired Company Agreement or suspend performance (in whole or in part) thereunder or to refuse to renew the same on the same terms and conditions upon expiration of its term.
4.18 Insurance. Schedule 4.18 contains a complete and accurate list of all insurance policies maintained by or for the benefit of the Acquired Company. All of such policies are in full force and effect, no insured thereunder is in default of any provision thereof and all premiums due (without regard to any grace period) with respect to such policies have been paid.
4.19 Environmental Matters. Except as set forth on Part I of Schedule 4.19, to the knowledge of Seller, Seller and the Acquired Company have complied with all applicable Environment Laws with respect to the Project and the Proposed Project Site. Seller has provided to Buyer each environmental investigation, study, audit, test, review and other analysis listed on Part II of Schedule 4.19 and that was conducted by or on behalf of, or that is in the possession of, or under the control of, Seller, the Acquired Company or any of their respective Affiliates.
4.20 Transactions With Affiliates. Other than as a result of the transactions contemplated in this Agreement, the Amended Operating Agreement or any other Transaction Document, neither Seller nor any member, manager, officer or other Affiliate of Seller or the

Acquired Company, owns or has an ownership interest in any corporation or other entity that is a party to, or in any property which is the subject of, contracts, business arrangements or relationships of any kind with the Acquired Company, or is otherwise a direct or indirect party to any contract, agreement or transaction with the Acquired Company or has any interest in the any of the Acquired Company’s Assets or properties.
4.21 No Brokers. Neither Seller nor the Acquired Company or anyone acting on their behalf has, directly or indirectly, engaged the services of a broker or finder or other party who may be entitled to any brokerage fee or commission in connection with the transaction referenced herein.
4.22 True and Complete Copies. Seller delivered to Buyer a true and complete copy of all written contracts, agreements and other documents and materials listed or referenced in the Schedules related to Seller, the Acquired Company and the Project or otherwise described in this Article 4. For purposes of this Article 4, the posting of copies of any such contracts, agreements, documents or materials on Seller’s data site located at  _____  no later than 9:00 a.m. New York, New York time on the date hereof shall constitute Seller’s delivery or provision, as applicable, of such materials.
4.23 Disclosure. All information contained in the Schedules related to Seller, the Acquired Company and the Project is true and complete. No representation or warranty of Seller in this Agreement, or any other document delivered pursuant hereto, or any statement, document, certificate or exhibit furnished by Seller pursuant to this Agreement contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained therein not misleading.
ARTICLE 5
BUYER’S REPRESENTATIONS AND WARRANTIES
Buyer represents and warrants to Seller that:
5.1 Organization and Good Standing. Buyer is a limited liability company duly authorized, validly existing, and in good standing under the laws of the State of Delaware, having full power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate its assets and perform its obligations under its contracts.
5.2 Corporate Authority and Binding Effect. Buyer has the full power, authority and capacity to execute, deliver and perform this Agreement and all of the other Transaction Documents executed by Buyer and has taken all actions necessary to secure all approvals required in connection therewith. Each of this Agreement and the Transaction Documents executed and delivered by Buyer constitute the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

5.3 No Conflict. None of the execution, delivery or performance by Buyer of this Agreement or the Transaction Documents to which Buyer is a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly,:
(a) contravene, conflict with or result (with or without notice or lapse of time) in violation or breach of (i) any of the provisions of the governing documents of Buyer; (ii) any Law or any judgment, order or decree of any court, arbitrator or any other Governmental Authority to which Buyer may be subject; or (iii) any of the provisions of, or give any third party the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate any obligation under or cancel, terminate or modify, any written or oral contract, agreement or other obligation to which Buyer is a party or under which Buyer has any rights, or by which Buyer, or any of the assets owned or used by Buyer may be bound; or
(b) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any Governmental Authority, under the provisions of the governing documents of Buyer or any agreement, contract or instrument to which Buyer is bound or affected.
5.4 Legal Proceedings. There is no Proceeding commenced against Buyer that would reasonably be expected to have the effect of challenging, preventing, delaying, making illegal, or otherwise interfering with, the transactions contemplated by this Agreement and the Amended Operating Agreement or the development, ownership and operation of the Project. To the knowledge of Buyer: (a) no such Proceeding has been threatened; and (b) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.
5.5 No Brokers. Neither Buyer, nor anyone acting on Buyer’s behalf, has directly or indirectly engaged the services of a broker or finder or other Person who may be entitled to any brokerage fee or commission in connection with the transaction referenced herein.
ARTICLE 6
COVENANTS OF THE PARTIES
6.1 EPC Contract. Buyer shall, and Seller shall cause the EPC Contractor to, use good faith efforts to negotiate the EPC Contract on or before July 14, 2011. Such EPC Contract shall have terms and conditions consistent with the terms and conditions set forth in the binding EPC Term Sheet attached as Exhibit C and shall provide that the aggregate fixed lump sum price, exclusive of the Rentech Scope Amounts, shall not be greater than the EPC Not to Exceed Price. Notwithstanding anything contained in this Agreement to the contrary, if Buyer and the EPC Contractor are unable to reach agreement with respect to the EPC Contract by the specified date, Buyer shall have the right, but not the obligation, to enter into good faith negotiations with an independent third-party contractor with respect an engineering, procurement and construction contract for the design and construction of the Project.

6.2 Proposed Project Site. Buyer shall use good faith efforts to negotiate on behalf of the Acquired Company an agreement for the acquisition of the Proposed Project Site on or before May 31, 2011. Such acquisition agreement shall be on terms reasonably acceptable to Buyer and shall be conditioned on the transfer by the landowner of fee simple ownership of the Proposed Project Site free and clear of Liens other than Permitted Encumbrances.
6.3 Funding of Development Costs. Buyer shall fund the Buyer Development Costs in accordance with the Project Budget. Buyer’s ability to adequately fund the development activities identified in the Project Budget at a cost lower than the budgeted amount shall not be deemed a failure to fund the Buyer Development Costs. Buyer’s failure to fund such Buyer Development Costs shall not constitute a breach or default if such failure is the result of Good Cause. Seller acknowledges and agrees that Buyer may adjust the timeline for funding development activities so long as no such adjustment results in a material breach or default of any of the Acquired Company’s obligations under the PPA, any transmission service or interconnection agreement or any other material Acquired Company Agreement. Notwithstanding anything contained herein to the contrary, Seller’s only remedy with respect to Buyer’s failure to fund the Buyer Development Costs in accordance with this Section 6.3 without Good Cause, shall be the option to cause reconveyance pursuant to Section 2.5(a) and the Break Fee pursuant to Section 2.5(b).
6.4 Conduct of the Seller Pending Closing. Except as specifically provided in this Agreement (including Section 4.12), Seller shall conduct its operations relating to the Project, or cause the Acquired Company to conduct its operations, according to its ordinary course of business consistent with past practice and shall use commercially reasonable efforts to preserve, maintain and protect the Project and its Assets.
6.5 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest thereon) incurred in connection with this Agreement shall be paid by Seller when due and Seller shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and if required by Law, Buyer shall, and shall cause its affiliates to, join in the execution of any such Tax Returns and other documentation.
6.6 Confidentiality.
(a) Each party hereto shall, and shall cause each of its managers, officers, owners, employees, contractors, consultants, agents and affiliates to, treat and hold as confidential any information, as to Seller, concerning Acquired Company, each of its affiliates and their respective businesses, including any information concerning the development, ownership and operation of the Project, that is not already generally available to the public other than as a result of disclosure, directly or indirectly, by Seller or any of its affiliates or, as to Buyer, concerning Seller, each of its affiliates (other than the Acquired Company) and their respective businesses, including any information concerning the development, ownership and operation of the Project, that is not already generally available to the public other than as a result of disclosure, directly or indirectly, by Buyer or any of its affiliates (collectively, the “Confidential Information”), refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to such other party (or its designee), at the request and option of such other party, all tangible embodiments (and all copies) of the Confidential Information which are in such party’s possession or under its control. In addition, Buyer shall not be obligated to, nor cause any of its managers, officers, owners, employees, contractors, consultants, agents and affiliates to, treat and hold as confidential any information concerning the Acquired Company or the Project, including any information concerning the development, ownership and operation of the Project (i) during the period on and after the Closing Date unless and until the Reconveyance Date occurs, in which case such obligation will commence and apply only after the Reconveyance Date; or (ii) if Buyer can demonstrate such information was independently developed by managers, officers, owners, employees, contractors, consultants, agents or affiliates of Buyer. If either party hereto or any of its managers, officers, owners, employees, contactors, consultants, agents or affiliates is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information of the other party, it shall notify such other party promptly of the request or requirement so that such other party may, or may cause its designee to, seek an appropriate protective order or waive compliance with the provisions of this paragraph. If, in the absence of a protective order or the receipt of a waiver hereunder, either party or any of its managers, officers, owners, employees, contractors, consultants, agents and affiliates to is, on the advice of counsel, compelled to disclose any Confidential Information of the other party to any court, tribunal or other Governmental Authority or else stand liable for contempt, such party may disclose the Confidential Information thereto; provided, that such party shall use best efforts to obtain, at the request of such other party, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as such other party shall designate.
(b) If either party breached any of the foregoing provisions, monetary damages shall not constitute a sufficient remedy so the other party may, in addition to other rights and remedies existing in its favor, apply, or cause its designee to apply, to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief to enforce or prevent any violations of the foregoing provisions, in each case without the requirement of posting a bond or proving actual damages.
6.7 Consents. Except as set forth on Schedule 6.7 (the “Seller Required Consents and Regulatory Approvals”), no Consent or approval of, filing with or notice to any Person is required to be obtained or made in connection with Seller’s execution, delivery and performance of this Agreement, the Amended Operating Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, which if not obtained or made, will prevent Seller from performing its obligations hereunder or thereunder.
6.8 Electronic Mail Records. Not later than fifteen (15) days following the Closing Date, Seller shall deliver to Buyer any and all electronic mail sent by Glenn Farris from his email address, as well as emails sent by Keith McDermott, Kenn Davis, or Peter Channin to third parties unrelated to the Seller relating to permitting of the Project, feedstock arrangements, the PPA, interconnection arrangements or federal and state agency interaction. Upon delivery of electronic mail as set forth in this Section 6.8, Seller represents and warrants to Buyer that Seller has delivered to Buyer true, correct and complete copies of all such electronic mail records in the possession of Seller or any of its Affiliates and such electronic mail records have been maintained in accordance with sound business practices.
6.9 Supporting Documentation. Not later than fifteen (15) days following the Closing Date, Seller shall deliver to Buyer reasonably detailed documentation supporting the Seller’s Direct Costs identified in Schedule 4.6. Seller further agrees to provide to Buyer such additional documentation with respect to Seller’s Direct Costs or its positions as a Member as Buyer may reasonably request to comply with requirements of its auditors or the Financing Parties. Upon delivery of detailed supporting documentation as set forth in this Section 6.9, Seller represents and warrants to Buyer that Seller has delivered to Buyer true, correct and complete copies of all such supporting documentation in the possession of Seller or any of its Affiliates and such supporting documentation has been maintained in accordance with sound business practices.
ARTICLE 7
INDEMNIFICATION
7.1 Survival; Right to Indemnification Not Affected by Knowledge. All representations and warranties in this Agreement, the Schedules and any other certificate or document delivered pursuant to this Agreement will survive the Closing for a period of one year following the Closing Date. The covenants and obligations in this Agreement will survive Closing for the periods expressed in this Agreement (as any such periods may be extended pursuant to the terms of this Agreement). The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) before the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.
7.2 Indemnification by Seller. Subject to the other terms and limitations in this Agreement, Seller shall defend, indemnify and hold harmless Buyer and its Affiliates, and their respective officers, members, managers, employees, agents, representatives, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all Losses incurred by any of the Buyer Indemnified Parties as a result of, arising out of, relating to, a Buyer Third Party Claim resulting from (a) any breach or inaccuracy of any representation or warranty made by Seller in this Agreement, the Schedules related to Seller or the Acquired Company, or (b) any breach or failure by Seller to perform or comply with any covenant or obligation of Seller in this Agreement.
7.3 Indemnification and Payment of Damages by Buyer. Subject to the other terms and limitations in this Agreement, Buyer shall defend, indemnify and hold harmless Seller and its Affiliates, and their respective officers, members, managers, employees, agents, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred by any of the Seller Indemnified Parties as a result of, arising out of, relating to, a Seller Third Party Claim resulting from (a) any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement, the Schedules related to Buyer, or (b) any breach or failure by Buyer to perform or comply with any covenant or obligation of Buyer in this Agreement.
7.4 Procedure for Indemnification — Third-Party Claims.
(a) Promptly after receipt by an Indemnified Party under Section 7.2 or Section 7.3 of notice of the commencement of any Proceeding against it, such Indemnified Party will, if a claim is to be made against an indemnifying party under such Section, give written notice to the indemnifying party of the commencement of such Proceeding, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party’s failure to give such notice.
(b) If any Proceeding referred to in subsection (a) is brought against an Indemnified Party and it gives notice to the indemnifying party of the commencement of such Proceeding in accordance with such subsection, the indemnifying party will, unless the claim involves Taxes, be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Party and, after notice from the indemnifying party to the Indemnified Party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Article 7 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding: (A) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (B) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s prior written consent unless (1) there is no finding or admission of any violation of Law or any violation of the rights of any party and no effect on any other claims that may be made against the Indemnified Party, and (2) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (C) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its prior written consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten (10) days after the indemnified party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.
(c) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).
(d) Any indemnifying party hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Seller with respect to such a claim anywhere in the world.
7.5 Waiver of Consequential Damages. NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY OR ITS AFFILIATES, OR THEIR RESPECTIVE MEMBERS, MANAGERS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE HEREUNDER AT ANY TIME FOR PUNITIVE, CONSEQUENTIAL, SPECIAL, OR INDIRECT LOSS OR DAMAGE OF THE OTHER PARTY OR OF SUCH PARTY’S AFFILIATES, INCLUDING LOSS OF PROFIT, LOSS OF REVENUE OR ANY OTHER SPECIAL OR INCIDENTAL DAMAGES, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE, AND EACH PARTY HEREBY EXPRESSLY RELEASES THE OTHER PARTY, IT AFFILIATES AND THEIR RESPECTIVE MEMBERS, MANAGERS, EMPLOYEES OR REPRESENTATIVES THEREFROM.
ARTICLE 8
MISCELLANEOUS
8.1 Expenses. Except as otherwise expressly provided in the Amended Operating Agreement, (a) each party will pay its own legal, accounting and other expenses incurred in connection with this Agreement and the transactions contemplated herein and (b) Seller shall bear all expenses of the Acquired Company incurred on or prior to Closing in connection with the same.
8.2 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given: (a) on the second business day after the date of mailing, if delivered by registered or certified mail, postage prepaid; (b) upon delivery, if sent by hand delivery; (c) upon delivery, if sent by prepaid courier, with a record of receipt; or (d) the next day after the date of dispatch, if sent by cable, telegram, facsimile, telecopy or any other form of electronic transmission, including electronic mail, (with a copy simultaneously sent by registered or certified mail, postage prepaid, return receipt requested), in each case to the appropriate addresses, telecopier numbers and e-mail addresses set forth below (or to such other addresses, telecopier numbers or e-mail address as a party may designate by notice to the other parties):

If to Seller:	Biomass Energy Holdings LLC
c/o H. B. White Investments, Inc.
11993 S. State Road 63
Clinton, IN 47842-7190
Attn: J.P. Roehm
Telephone:
e-mail:

with a copy to:	Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue NW
Washington, DC 20036-1511
Attn: Michael S. Mandel, Esq.
Telephone:
e-mail:

If to Buyer:	GCSEC Holdings, LLC
10877 Wilshire Blvd., Suite 600
Los Angeles, CA 90024
Attn: Tom Samson
Telephone:
e-mail:

with a copy to:	Rentech, Inc.
10877 Wilshire Blvd., Suite 600
Los Angeles, CA 90024
Attn: General Counsel
Telephone:
e-mail:
8.3 Further Assurances. The parties agree to: (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
8.4 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by Law no: (a) claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
8.5 Entire Agreement and Modification. This Agreement, together with the Amended Operating Agreement and the other Transaction Documents, supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by each party hereto.
8.6 Assignments, Successors, and No Third-Party Rights. No party hereto may assign any of its rights under this Agreement without the prior consent of the other party, which will not be unreasonably withheld, except that (a) Buyer may assign any of its rights under this Agreement to any affiliate of Buyer or its or an Acquired Company’s lenders without consent and (b) Seller may assign all of its rights, title and interest in and to this Agreement and the Amended Operating Agreement, including all of its rights and obligations hereunder and thereunder, to any of its commonly controlled affiliates without consent, provided that any such assignment of Seller’s rights and obligations under this Agreement and/or the Amended Operating Agreement shall not affect Buyer’s right of set off in respect of amounts owed Seller or any of Seller’s affiliates (or their successors or assigns) under the Amended Operating Agreement. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any party other than the parties to this Agreement and the Indemnified Parties any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. Nothing in this Agreement express or implied shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and the Indemnified Parties and their successors and permitted assigns. Notwithstanding anything to the contrary in this Section 8.6 or elsewhere in this Agreement, in the event that Seller shall have assigned all of its right, title and interest in and to this Agreement and the Amended Operating Agreement (including all of its rights and obligations hereunder and thereunder) in accordance with the provisions of this Agreement and the Amended Operating Agreement, as applicable (following such assignment, Seller being referred to herein as the “Assignor”), Buyer covenants and agrees that it shall not make the Assignor a party to any Proceeding herein contemplated other than for fraud or willful misconduct.
8.7 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid or unenforceable under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity or unenforceability, without invalidating the remainder of this Agreement, and shall be reformed and enforced to the maximum extent permitted under applicable Law.
8.8 Section Headings. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.
8.9 Governing Law. This Agreement will be governed by the Laws of the State of New York without regard to conflicts of law principles.
8.10 Dispute Resolution.
(a) Intent of the Parties. Except as set forth in this Section 8.10(a), the sole procedure to resolve any claim arising out of or relating to this Agreement, or the transactions contemplated hereunder is the dispute resolution procedure set forth in this Section 8.10. Either party may seek a preliminary injunction or other provisional judicial remedy if such action is necessary to prevent irreparable harm or preserve status quo, in which case both parties nonetheless will continue to pursue resolution of the dispute by means of this procedure.
(b) Management Negotiations. Subject to Section 8.10(a), if any dispute, controversy or claim between or among the parties or their Affiliates arises under this Agreement or is connected with or related in any way to this Agreement or any right, duty or obligation arising hereunder or the relationship of the Parties or their Affiliates hereunder (a “Dispute”), any affected party may notify the other party of the Dispute and that the affected party has elected to implement the procedures set forth in this Section 8.10. Within fifteen (15) days after delivery of any notice pursuant to the preceding sentence, a representative of each party with the requisite authority to settle the Dispute shall meet at a mutually agreed time and place to attempt, with diligence and good faith, to resolve the Dispute. Should a mutual resolution and settlement not be obtained at such meeting or should no such meeting take place within such fifteen (15) day period, then any party may by notice to any other party, refer the Dispute to senior management of the parties for resolution. Within fifteen (15) days after delivery of any such notice by a party, members of senior management of each party shall meet at a mutually agreed time and place to attempt, with diligence and good faith, to resolve and settle such Dispute.
(c) Litigation. Should mutual resolution and settlement not be obtained at the meeting of senior management members or should no such meeting take place within such fifteen (15) day period (unless extended by mutual agreement), then any involved Party may commence an action in a court of competent jurisdiction as defined in Section 8.13.
8.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

8.12 Representation by Counsel; Interpretation. The parties hereto each acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.
8.13 CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. SUBJECT TO SECTION 7.4(d), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN NEW YORK, NEW YORK. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT. THE PARTIES HEREBY WAIVE AND SHALL NOT SEEK JURY TRIAL IN ANY LAWSUIT, PROCEEDING, CLAIM, COUNTERCLAIM, DEFENSE OR OTHER LITIGATION OR DISPUTE UNDER OR IN RESPECT OF THIS AGREEMENT.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

GCSEC HOLDINGS, LLC
By:	/s/ Tom Samson
	Name:	Tom Samson
	Title:	Executive Vice President

BIOMASS ENERGY HOLDINGS LLC
By:	/s/ Herman White II
	Name:	Herman White II
	Title:	President and CEO

JOINDER
Rentech, Inc., a Colorado corporation (“Buyer’s Parent”), hereby joins in that certain Membership Interest Purchase Agreement, dated as of April 12, 2011 (the “Purchase Agreement”), by and between Biomass Energy Holdings LLC and GCSEC Holdings, LLC (“Buyer”) solely for the purpose of agreeing to (i) be bound by the terms and conditions of Section 2.5(b) of the Purchase Agreement and (ii) cause Buyer to amend and restate the operating agreement of Northwest Florida Renewable Energy Center LLC (the “Company”) as set forth in Section 2.2 of the Purchase, which amended and restated operating agreements shall be substantially in the form of Exhibit D to the Purchase Agreement. Buyer’s Parent hereby covenants and agrees to perform the obligations set forth in Section 2.5(b) of the Purchase Agreement and to cause Buyer to amend and restate the operating agreement of the Company substantially in the form of Exhibit D to the Purchase Agreement.

RENTECH, INC.
By:	/s/ Tom Samson
	Name:	Tom Samson
	Title:	EVP & Chief Development Officer